UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TABLE OF CONTENTS

SIGNATURE

WNS (Holdings) Limited is incorporating by reference the information set forth in this report on Form 6-K into its registration statements on Form S-8 (File No. 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849), Form S-8 (File No. 333-191416), and Form S-8 (File No. 333-214042).

In this report, references to “$” refer to the United States dollars, the legal currency of the United States.

Other Events

WNS a leading provider of global Business Process Management (BPM) services, today announced that on January 10, 2017, the company entered into a definitive agreement to acquire Denali Sourcing Services (Denali), a leading provider of strategic procurement BPM solutions. Denali delivers high-end global sourcing and procurement services to some of the world’s leading brands in the High-Tech, Retail/CPG, Banking and Financial Services, Utilities, and Healthcare verticals. Denali provides comprehensive Source-to-Contract (S2C) solutions, including Category Management, Strategic Sourcing, Contract and Supplier Management, and Spend Analytics. Denali Sourcing Services has built a proprietary smart technology system to perform spend analytics, and a procurement value management and tracking platform called SmarTrak. Additionally, Denali Sourcing Services has developed Denali Academy, an industry-leading training platform designed to enable strategic procurement capabilities for clients. Focused solely on procurement, Denali has pioneered “sourcing as a service” in a technology-agnostic capacity, and currently manages over $30 billion in spend on behalf of over 25 clients via a multi-location global delivery network. Over 90% of Denali’s revenue is recurring in nature, and over 95% of revenue is derived from clients in the United States.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2017

WNS (HOLDINGS) LIMITED
By:	/s/ Sanjay Puria

Name:	Sanjay Puria
Title:	Group Chief Financial Officer